Exhibit 99.1

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for owned vessels and right of use assets

As described in Notes 2, 15 and 17 to the consolidated financial statements, the Company’s Vessels and equipment, net, and Finance leases, right of use assets, net, were USD 2,959,129 thousand and USD 53,656 thousand, respectively, as of December 31, 2024. Management reviews the carrying values of the vessels and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for owned vessels and right of use assets is a critical audit matter are that there was significant judgment by management when assessing the impairment indicators, which in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating audit evidence obtained relating to management’s significant assumptions, such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment indicator assessment for owned vessels and right of use assets including controls over development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy, and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to development of second hand vessel values based on appraisals of the ships, development of forward freight rates and spot rates involved (i) testing the assumptions used in the assessment to external data, (ii) evaluating management's assessment of the indicators and (iii) testing whether the assumptions were consistent with evidence obtained in other areas of the audit and third party industry information.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

March 20, 2025

We have served as the Company's auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except per share data)

	2024	2023	2022
Operating revenues
Time charter revenues (including related party amounts of $855, $706 and $2,033 for the years ended December 31, 2024, 2023 and 2022 respectively)	622,569	434,827	593,795
Voyage charter revenues (including related party amounts of nil, $3,234 and nil for the years ended December 31, 2024, 2023 and 2022 respectively)	341,926	446,666	518,398
Other revenues	3,925	4,274	1,263
Total operating revenues	968,420	885,767	1,113,456

Gain on sale of assets	21,427	9,188	34,185
Other operating income (expenses), net - related party	-	-	(413)

Operating expenses
Voyage expenses and commissions	192,890	246,161	278,550
Ship operating expenses (including related party amounts of $475, $3,184 and $4,916 for the years ended December 31, 2024, 2023 and 2022 respectively)	293,971	251,950	225,971
Charter hire expenses (including related party amounts of $35,713, $31,484 and $37,328 for the years ended December 31, 2024, 2023 and 2022 respectively)	22,715	42,225	57,406
■ Administrative expenses	24,303	18,679	20,375
■ Impairment loss on vessels	-	11,780	-
■ Depreciation	141,627	135,548	129,839
■ Total operating expenses	675,506	706,343	712,141

Net operating income	314,341	188,612	435,087

Other income (expenses)
■ Interest income	6,872	4,717	2,345
Interest expense	(108,215)	(103,664)	(56,248)
■ Share of results of associated companies	(4,070)	12,316	40,793
Gain on derivatives	15,212	11,371	39,968
■ Gain (loss) on marketable equity securities	-	287	503
■ Other financial items	(378)	(830)	(222)
■ Net other income (expenses)	(90,579)	(75,803)	27,139
Net income before income taxes	223,762	112,809	462,226
■ Income tax expense	548	541	379
Net income	223,214	112,268	461,847

Per share information:
Earnings per share: basic	$1.12	$0.56	$2.30
Earnings per share: diluted	$1.12	$0.56	$2.29
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2024 and 2023
(in thousands of $)

	2024	2023
ASSETS
Current assets
■ Cash and cash equivalents	129,106	116,382
■ Restricted cash	2,623	2,254
■ Trade accounts receivable, net	25,485	29,809
■ Other current assets	53,954	47,812
■ Related party receivables	2,132	3,734
Derivative instruments receivable	9,111	12,480
Favorable charter party contracts	754	796
■ Inventories	37,463	40,887
■ Prepaid expenses	11,957	6,771
■ Voyages in progress	11,721	17,992
Other intangible assets	2,235	-
■ Total current assets	286,541	278,917
■ Vessels and equipment, net	2,959,129	2,987,360
■ Vessels held for sale	-	14,486
■ Newbuildings	-	54,777
■ Finance leases, right of use assets, net	53,656	68,643
■ Operating leases, right of use assets, net	6,848	9,538
■ Investments in associated companies	53,056	58,536
■ Derivative instruments receivable	18,183	15,590
Favorable charter party contracts	2	755
■ Other long-term assets	1,879	416
■ Total assets	3,379,294	3,489,018
LIABILITIES AND EQUITY
Current liabilities
■ Current portion of long-term debt	113,848	109,309
■ Current portion of finance lease obligations - related party	18,829	19,601
Current portion of operating lease obligations (including related party balances of $2,280 and $2,147 as of December 31, 2024 and 2023 respectively)	2,414	2,632
■ Derivative instruments payables	74	172
Unfavorable charter party contracts	2,401	2,496
Related party payables	3,231	9,157
Trade accounts payable	11,793	9,524
■ Accrued expenses	60,508	46,041
■ Other current liabilities	21,294	27,259
■ Total current liabilities	234,392	226,191
Long-term liabilities
■ Long-term debt	1,188,679	1,260,758
■ Non-current portion of finance lease obligations - related party	49,158	67,987
Non-current portion of operating lease obligations (including related party balances of $6,918 and $9,198 as of December 31, 2024 and 2023 respectively)	6,918	9,621
Other long-term liabilities	170	2,570
Total liabilities	1,479,317	1,567,127

Commitments and contingencies*
Equity
Share capital (Shares issued: 2024: 201,190,621. 2023: 201,190,621. Outstanding shares: 2024: 199,403,293. 2023: 199,628,293 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
■ Treasury shares	(14,314)	(11,527)
■ Additional paid in capital	1,124	1,124
■ Contributed capital surplus	1,582,257	1,582,257
■ Accumulated earnings	320,849	339,976
■ Total equity	1,899,977	1,921,891
Total liabilities and equity	3,379,294	3,489,018

*For details please refer to Note 28, "Commitments and contingencies".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	2024	2023	2022

Net income	223,214	112,268	461,847
Adjustments to reconcile net income to net cash provided by operating activities:
■ Depreciation	141,627	135,548	129,839
■ Amortization of debt issuance cost	5,594	4,766	3,618
■ Gain from sale of vessels	(21,427)	(9,188)	(34,185)
■ Impairment loss on vessels	-	11,780	-
■ Share option expenses	-	273	566
■ Share of results of associated companies	4,070	(12,316)	(40,793)
■ Dividends received from associated companies	1,411	19,181	16,273
■ Amortization of charter party-out contracts	(1,699)	(1,419)	-
■ Mark to market (gain) loss on derivatives	677	3,912	(39,496)
■ Mark to market (gain) loss on marketable securities	-	(287)	(503)
■ Non-cash lease expense	(230)	(149)	(5,851)
■ Other	(469)	(1,168)	(518)
■ Changes in operating assets and liabilities, net:
■ Trade accounts receivable	4,324	(14,860)	13,889
Related party payables and receivables balances	(4,323)	(1,735)	902
■ Other receivables	(4,994)	9,072	(19,043)
■ Inventories	3,423	4,548	(2,051)
■ Voyages in progress	6,272	(1,018)	13,603
■ Prepaid expenses	(5,185)	5,731	(4,063)
Other intangible assets	(596)	-	-
Other long-term assets	(2,105)	-	-
■ Trade accounts payables	2,269	(1,219)	681
■ Accrued expenses	19,416	8,853	11,981
■ Other current liabilities	(5,971)	(6,236)	(3,309)
■ Net cash provided by operating activities	365,298	266,337	503,387
Investing activities
■ Dividends received from marketable equity securities	-	6	8
■ Proceeds from sale of shares in associated companies	-	-	937
■ Repayment of loans receivable from related parties	-	925	5,350
Additions to newbuildings (including related party amounts of $966, $1,387 and $455 for the years ended December 31, 2024, 2023 and 2022 respectively)	(98,706)	(177,931)	(56,028)
Purchase of vessels and equipment	(2,744)	(299,612)	(5,003)
■ Proceeds from sale of vessels	93,249	94,841	127,552
■ Net cash provided by (used in) investing activities	(8,201)	(381,771)	72,816
Financing activities
Proceeds from long-term debt	675,020	634,580	275,000
Repayment of long-term debt	(741,500)	(385,413)	(417,217)
Repayment of finance leases (including related party amounts of $24,550, $24,744 and $29,059 for the years ended December 31, 2024, 2023 and 2022 respectively)	(24,550)	(40,568)	(29,059)
■ Debt fees paid	(7,846)	(4,917)	(2,750)
■ Share repurchases	(5,737)	(8,357)	(3,273)
■ Proceeds from exercise of share options	522	692	828
■ Distributions to shareholders	(239,913)	(100,020)	(471,676)
Net cash provided by (used in) financing activities	(344,004)	95,997	(648,147)
Net change in cash, cash equivalents and restricted cash	13,093	(19,437)	(71,944)
Cash, cash equivalents and restricted cash at beginning of year	118,636	138,073	210,017
Cash, cash equivalents and restricted cash at end of year	131,729	118,636	138,073

Supplemental disclosure of cash flow information:
Interest expenses paid, net of amounts capitalized	98,918	87,630	45,190
Income taxes paid	466	358	240

Details of non-cash investing and financing activities in the year ended December 31, 2024, 2023 and 2022 are given in Note 15, "Vessel and Equipment, Net", Note 16, "Newbuildings" and Note 26, "Related Party Transactions".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except number of shares)

	2024	2023	2022
Number of shares outstanding
Balance at beginning of year	199,628,293	200,485,621	200,435,621
Repurchases of shares	(625,000)	(1,107,328)	(400,000)
Distribution of treasury shares	400,000	250,000	450,000
Balance at end of year	199,403,293	199,628,293	200,485,621

Share capital
Balance at beginning of year	10,061	10,061	10,061
Shares issued	-	-	-
Balance at end of year	10,061	10,061	10,061

Treasury shares
Balance at beginning of year	(11,527)	(5,014)	(4,309)
Repurchases of shares	(5,737)	(8,357)	(3,273)
Distribution of treasury shares	2,950	1,844	2,568
Balance at end of year	(14,314)	(11,527)	(5,014)

Additional paid in capital
Balance at beginning of year	1,124	851	285
Stock option expense	-	273	566
Balance at end of year	1,124	1,124	851

Contributed capital surplus
Balance at beginning of year	1,582,257	1,582,257	1,762,649
Distributions to shareholders	-	-	(180,392)
Balance at end of year	1,582,257	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of year	339,976	328,878	160,055
Dividends to shareholders	(239,913)	(100,020)	(291,284)
Loss on distributed treasury shares	(2,428)	(1,150)	(1,740)
Net income	223,214	112,268	461,847
Balance at end of year	320,849	339,976	328,878
Total equity	1,899,977	1,921,891	1,917,033

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure and Business of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. On October 7, 2014, we entered into the Merger Agreement, with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange ("OSE"), pursuant to which the two companies agreed to merge, with us as the surviving company. Following the completion of the Merger on March 31, 2015, we changed our name to Golden Ocean Group Limited.

Our common shares commenced trading on the NASDAQ Global Select Market ("NASDAQ") in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

As of December 31, 2024, we own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 90,000 and 200,000 dwt, Kamsarmax vessels, which are vessels between 80,000 and 90,000 dwt and Panamax vessels, which are between 65,000 and 80,000 dwt. Throughout 2024, we operated through subsidiaries in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the UK. During 2024, we re-domiciled certain subsidiaries to Bermuda and closed the subsidiary in the UK and as of December 31,2024, we had subsidiaries located in Bermuda, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2024, we owned 83 dry bulk vessels. In addition, we had eight vessels chartered-in from SFL Corporation Ltd. ("SFL"), of which seven are chartered in on finance leases and one is chartered in on an operating lease. With reference to Note 29, "Subsequent Events", we declared a purchase option for eight SFL vessels in January 2025. Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands or Hong Kong.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of us and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: judgements involved in identifying performance obligations in revenue contracts, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation, impairment of assets, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of newbuildings and the determination of useful life of our vessels. Actual results could differ from those estimates.

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets and liabilities requires the use of estimates and significant judgments, among others, the following: the market assumptions used when valuing acquired time charter contracts, the expected revenues earned by vessels and the operating costs (including drydocking costs) of those vessels and the discount rate used in cash flow based valuations. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Reporting and functional currency
Our functional currency is the United States dollar as all revenues are received in United States dollars and a majority of our expenditures are made in United States dollars. We and our subsidiaries report in United States dollars.

Foreign currency
Transactions in foreign currencies during the year are translated into United States dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts are generally accounted for under ASC 842 leases and revenues are recorded over the term of the charter. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Variable lease payments included into our time-charter agreements, such as positioning bonuses or profit sharing for fuel savings from scrubbers, that do not depend on an index or rate are excluded from the calculation of lease payments and recognized in the period in which the variability is resolved.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90 or 95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease.

When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606. We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.

The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract. We estimate demurrage or despatch at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the voyage charter contract.

In a voyage contract, we bear all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs related to the voyage which are incurred during the period between loading and discharging the cargo, are expensed as incurred.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels, which are recognized on an accruals basis as the services are provided and performance obligations are met. Other revenues also include insurance proceeds.

Gains and losses on the sale of vessels
Gains and losses on the sale of vessels are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the net proceeds received with the carrying value of the vessel.

Charter hire expense
Charter hire expense is charged to the consolidated statement of operations on a straight-line basis over the lease term.

Contingent rental expense (income)
Any contingent elements of rental expense (income), such as profit share or interest rate adjustments included in our leases, are recognized when the contingent conditions have materialized.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. We recognize the cost of a drydocking at the time the drydocking takes place, applying the "expense as incurred" method.

Impairment of vessels, newbuildings and right of use assets
The carrying values of our vessels, newbuildings and right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates and spot rates. If impairment indicators exist, we assess the recoverability of the carrying value of each asset on an individual basis. We assess recoverability of the carrying value of owned vessels and newbuildings on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. Fair value for our owned vessels and newbuildings is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, owned vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For owned vessels, newbuildings and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. For any newbuildings that are constructed, we capitalize interest expenses during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.

Earnings per share
Basic earnings per share is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Treasury shares are weighted for the portion of the period they are outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. Such amounts are included in Cash and cash equivalents.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

Marketable securities
Our marketable securities are investments in equity securities with readily determinable fair values. These investments are measured at fair value and any resulting unrealized gains and losses are recorded in the consolidated statement of operations.

Derivatives
Our derivative instruments include interest-rate swaps, foreign currency swaps, forward freight agreements and bunker derivatives. These derivatives are considered to be economic hedges. However, none of these derivative instruments have been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without changes in the fair values are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in Gain (loss) on derivatives in our consolidated statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.

Financial instruments
In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks, including determining the impact of nonperformance risks, existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Receivables
Trade receivables, other receivables and long-term receivables are presented net of allowances for credit losses.

The company creates the allowance for expected credit losses to reflect the risk of estimated loss during the lifetime of receivables. The Company makes significant judgements and assumptions to estimate its expected losses. The allowance for credit losses can be determined using various methods, such as loss-rate methods, probability-of-default method or methods that utilize an aging schedule. At each reporting date, the allowance for credit losses is recorded as a reduction of receivables. Net income is adjusted to reflect the change in estimate from prior period.

If trade accounts receivable become uncollectible, they are charged as an operating expense.

Interest income on interest bearing receivables is recognized on an accrual basis using prevailing contractual interest rates.

Inventories
Inventories, which are comprised principally of fuel and lubricating oils, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Vessels, newbuildings and depreciation
Vessels are stated at cost less accumulated depreciation. Newbuildings represent the accumulated costs to the balance sheet date which we have paid by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. For newbuildings no charge for depreciation is made until the vessel is available for use. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year historical average up to the date we take ownership of the vessel, across the two main recycling markets (Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Finance leases
We charter in certain vessels and equipment under leasing agreements. Leases of vessels and equipment where we have substantially all the risks and rewards of ownership are classified as finance leases and we recognize on the balance sheet the right to use those assets and a corresponding liability. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We make significant judgments and assumptions to estimate our incremental borrowing rate that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and in an amount equal to the lease payments in a similar economic environment. We perform the following steps in estimating our incremental borrowing rate: (i) gather observable debt yields of our recently issued debt facilities; and (ii) make adjustments to the yields of the actual debt facilities to reflect changes in collateral level, terms, the risk-free interest rate, and credit ratings. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is expensed to the Consolidated Statement of Operations over the lease period.

Variable lease payments that depend on an index or a rate are included in the calculation of lease payments and are measured using the prevailing index or rate at the measurement date. Future changes in an index or a rate are recognized as part of lease-related cost in each year.

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the Consolidated Statement of Operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful life or on a straight-line basis over the expected term of the lease if shorter.

Upon termination of a finance lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations. The net position, including any termination payments, are presented in Other operating gains (losses).

Operating leases
Our operating leases relate to vessels, offices and equipment under leasing agreements that do not meet the criteria to be classified as finance leases. We recognize on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts with a duration, or lease term, of 12-months or above. Similar to our finance leases, the discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing. The amortization of right of use assets relating to operating leased vessels is presented under charter hire expenses in the statement of operations. Impairment loss related to operating leases is presented in the income statement as a separate line within operating expense under Impairment loss on right of use assets.

For our time charter-in contracts, a non-lease component, or service element has been determined which is reported under ship operating expenses. We make significant judgements and assumptions to separate the lease component from the non-lease component of our time chartered-in vessels. For purposes of determining the standalone selling price of the vessel lease and technical management service components of our time charters, we have concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters, and the age of the vessel. We believe that the standalone transaction price attributable to the technical management service component is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated and the residual transaction price is attributed to the vessel lease component.

The amortization of right of use assets relating to office leases is reported under administrative expenses in the statement of operations.

Upon termination of an operating lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations.

Value of long-term charter contracts
We account for the fair value of acquired long-term charter contracts, as either a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset is recorded for contracts, which are favorable to us and a liability has been recorded for contracts, which are unfavorable to us.

The amortization of time charter out contracts is recorded and presented under time charter revenues and the amortization of time charter-in contracts is amortized and presented under charter hire expenses in the consolidated statement of operations.

Equity method investments
Investments in companies over which we have the ability to exercise significant influence but do not control are accounted for using the equity method. We record our investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and our share of the investees' earnings or losses in the consolidated statements of operations as "Share of results of associated companies". The excess, if any, of purchase price over book value of our investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

The carrying values of equity method investments are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may no longer be recoverable. Such indicators may include depressed spot rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each individual equity method investments by estimating the fair value of the net assets of the company. An impairment loss is recorded equal to the difference between the investments carrying value and fair value. Fair value of investment is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations of the investments underlying assets.

Sales of shares of an investee is accounted for as gains or losses under non-operating items equal to the difference at the time of sale between selling price and carrying amount of the shares sold.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Amortization of debt issuance cost is included in interest expense. Debt issuance costs are presented in the balance sheet as a direct deduction from the carrying amount of the related debt.

Distributions to shareholders
Distributions to shareholders are applied first to retained earnings and recorded as dividends. When retained earnings are not sufficient or we declare distributions from contributed surplus, distributions are applied to the contributed capital surplus account.

Stock-based compensation
Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in "General and administrative expenses" in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized as compensation expense over the requisite service period for all awards that vest based on the ’straight-line method’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Treasury shares
When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares, pending future use. Treasury shares are recognized and measured at historic costs. In the event of a future resale, any price above the repurchase price would be allocated to additional paid in capital. Any price below the repurchase price would be first deducted from the amounts previously allocated to additional paid in capital, and the excess will be recognized as a reduction of retained earnings. The weighted average treasury shares reduce the number of shares outstanding used in calculating earnings per share.

Comprehensive income
The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of other comprehensive income on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 "Comprehensive Income", and presents items of net income (loss), items of other comprehensive income ("OCI") and total comprehensive income in two separate and consecutive statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Updates, recently adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision marker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for interim periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The adoption of ASU 2023-07 had no material impact on our consolidated financial statements and related disclosures.

Accounting Standards Updates, not yet adopted

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The Company has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements and related disclosures.

The Company has reviewed all other recently issued accounting pronouncements and has not identified any new or amended standards that would have a material impact on the Company's current accounting policies.

4. INCOME TAXES

Global Tax Laws
In October 2021, over 135 jurisdictions had agreed to update the international tax system to address concerns over unequal distribution of income. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation to amend their local tax laws. The rules have two main charging provisions: Income Inclusion Rule and Undertaxed Profit Rule.

The Income Inclusion Rule applies on a top-down basis, giving the ultimate parent entity country, or an intermediate parent entity country, the right to collect top-up tax for underlying foreign operations, unless the tax is collected in the foreign country. Bermuda, where we are incorporated, has not to date proposed to implement BEPS Pillar Two rules, and therefore the Income Inclusion Rule will not be applicable to Golden Ocean Group Limited and is not expected to apply for any intermediary parent entity in the Group. Norway has implemented the Income Inclusion Rule effective from 2024, but the Golden Ocean group entities located in Norway are not parent to any subsidiaries.

Undertaxed Profit Rule means that any shortfall in tax will be collected in a jurisdiction that has implemented the under taxed payments rule and in which the Group has operating subsidiaries. Under our current group structure, Undertaxed Profit Rule will be applicable for Singapore and Norway companies. We do not expect Undertaxed Profit rules to be implemented before 2025 for either Singapore or Norway.

Further, in accordance with BEPS Pillar Two rules, qualified international shipping income and qualified ancillary international shipping income shall be excluded from the computation of taxable income or loss, providing that commercial or strategic management is carried out from the jurisdiction where the entity is located.

The Company is in the process of evaluating the impact of BEPS Pillar Two on its Financial Statements and expects to apply the international shipping exemption.

Bermuda
In 2024, 2023 or 2022 we were not required to pay taxes in Bermuda on either income or capital gains.

On December 27, 2023 the Bermuda Corporate Income Tax Act of 2023 (the "Corporate Income Tax Act") became law in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax. The tax is effective beginning on or after January 1, 2025. The Bermuda corporate income tax regime will supersede the previously granted tax assurances which provided an exemption from corporate income taxes until March 31, 2035. Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year ("Bermuda Constituent Entity Group"). Further, Bermuda Constituent Entity’s international shipping income and qualified ancillary international shipping income shall be excluded from the computation of its taxable income or loss. In order for a Bermuda Constituent Entity’s international shipping income and ancillary international shipping income to qualify for the exclusion from its net taxable income or loss under this section, the Bermuda Constituent Entity must demonstrate that the strategic or commercial management of all ships concerned is effectively carried on from or within Bermuda. We believe that we will qualify for international shipping income exclusion, and therefore there will be no material effect of enacted tax law on our financial statements.

The Company currently does not plan to apply the Economic Transition Adjustment ("ETA") provisions and, as such, the transitional opening tax loss carry forward period for the entities located in Bermuda was calculated starting January 1, 2020. In light of emerging guidance and uncertainty as to the potential impact for the Company, no decision has yet been taken as to whether to take advantage of available tax deductions arising from the transitional calculated losses carry forward or whether to elect the ETA provisions which will limit period of the transitional carry forward loss calculation from October 1, 2023.

In the event the Company makes a future decision to make use of the transitional losses carry forward calculation, it expects to have a potential deferred tax assets relating to these transition rules and elections available in the Bermuda corporate income tax legislation, but does not believe these are material and does not consider that taxable profits from non-shipping related activities for 2025 and subsequent years can currently be considered to be sufficiently probable to allow for recognition of any potential deferred tax assets in the short term.

United States
We do not accrue U.S. income taxes as we are not engaged in a U.S. trade or business and are exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code. A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as our net income is subject to neither Bermuda nor U.S. tax.

Singapore
We are eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI- AIS) award in Singapore. All qualified shipping income derived from the shipping activity in our Singapore subsidiary is exempt from taxation for the duration of our MSI-AIS approval. The MSI-AIS approval was in June 2015 for a period of ten years.

Other Jurisdictions
Our subsidiaries in Norway are subject to income tax. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

We do not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

5. SEGMENT INFORMATION

The CODM, is our Chief Executive Officer, who measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable operating consolidated segment. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The Company’s single operating consolidated segment derives revenue from transporting dry bulk cargoes and chartering vessels to customers on time charter or voyage charter contracts. The accounting policies of the consolidated segment are the same as the Company's accounting policies.

The CODM uses net income to evaluate segment assets in deciding whether to reinvest profits into the consolidated segment or into other strategic activities, such as for acquisitions, construction or modernization for existing vessels, repurchase shares or to pay dividends.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

	2024	2023	2022
Total operating revenues	968,420	885,767	1,113,456
Gain on sale of assets	21,427	9,188	34,185
Other operating income (expenses), net - related party	-	-	(413)

Less:
Voyage expenses and commissions	192,890	246,161	278,550
Running operating expenses	223,449	202,307	186,679
Drydock expenses	55,107	24,114	15,123
Upgrading expenses	7,219	3,194	6,907
Other segment operating expense items	8,196	22,335	17,262
■ Charter hire expenses	22,715	42,225	57,406
■ Administrative expenses	24,303	18,679	20,375
Impairment losses on vessels	-	11,780	-
■ Depreciation	141,627	135,548	129,839
■ Interest income	6,872	4,717	2,345
■ Interest expense	(108,215)	(103,664)	(56,248)
Share of results of associated companies	(4,070)	12,316	40,793
Gain on derivatives	15,212	11,371	39,968
Gain on marketable equity securities	-	287	503
■ Other financial items	(378)	(830)	(222)
Income tax expense	548	541	379
Segment net income	223,214	112,268	461,847
Adjustments and reconciling items	-	-	-
Consolidated net income	223,214	112,268	461,847

For the year ended December 31, 2024, two customers accounted for 10% or more of our consolidated revenues in the amount of $123.1 million and $105.3 million. The accounts receivable from these two customers as of December 31, 2024, were $0.8 million and $4.1 million, respectively. For the years ended December 31, 2023 and December 31, 2022, no customer accounted for 10% or more of our consolidated revenues.

6. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2024	2023	2022
Net income	223,214	112,268	461,847

(in thousands)	2024	2023	2022
Weighted average number of shares outstanding - basic	199,911	199,924	200,685
Dilutive impact of stock options	81	557	503
Weighted average number of shares outstanding - diluted	199,992	200,481	201,188

In March 2024, 400,000 share options held by the management were exercised and as of December 31, 2024 there are no outstanding options. As of December 31, 2023 and 2022, there were 400,000 and 650,000 outstanding options which were dilutive under the treasury stock method by 370,085 and 503,047 shares, respectively.

With reference to Note 24, "Share Capital, Treasury Shares and Dividends", in 2024, 2023 and 2022, the Company acquired an aggregate of 625,000, 1,107,328 and 400,000 of our own shares in open market transactions under our 2022 share buy-back program. On October 2, 2024, the Company renewed its existing share buy-back program for a further 12 months, up to October 4, 2025. All of the Company's own shares and distributions have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding in 2024, 2023 and 2022 by 1,283,567, 1,266,619 and 506,096 shares, respectively.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2024, 2023 and 2022:

(in thousands of $)	2024	2023	2022
Time charter revenues	622,569	434,827	593,795
Voyage charter revenues	341,926	446,666	518,398
Other revenues	3,925	4,274	1,263
Total operating revenues	968,420	885,767	1,113,456

In 2024, 2023 and 2022, we recognized a total of $21.1 million, $24.5 million and $29.3 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2024 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	622,484	85	622,569
Voyage charter revenues	19,880	322,046	341,926
Other revenues	-	3,925	3,925
Total operating revenues	642,364	326,056	968,420

Variable lease income included into our time-charter agreements amounted to $26.7 million, $22.6 million and $18.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2023 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	434,827	-	434,827
Voyage charter revenues	-	446,666	446,666
Other revenues	-	4,274	4,274
Total operating revenues	434,827	450,940	885,767

For the year ended December 31, 2022 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	579,673	14,122	593,795
Voyage charter revenues	49,746	468,652	518,398
Other revenues	-	1,263	1,263
Total operating revenues	629,419	484,037	1,113,456

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $18.6 million of contract assets were capitalized in the year ended December 31, 2024 under "Other current assets", of which $17.2 million was amortized up to December 31, 2024, leaving a remaining balance of $1.1 million. In 2024, $3.6 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2023.

$24.9 million of contract assets were capitalized in the year ended December 31, 2023 under "Other current assets", of which $21.3 million was amortized up to December 31, 2023, leaving a remaining balance of $3.6 million. In 2023, $4.9 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2022. In 2022, we amortized an aggregate of $24.7 million of capitalized voyage expenses, or contract assets classified as other current assets.

No impairment losses related to capitalized fulfillment costs were recognized in any of the periods.

As of December 31, 2024, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues were therefore accounted for under ASC 606:

(in thousands of $)	2024	2023
Voyages in progress (contract assets)	6,943	15,651
Trade accounts receivable	7,338	11,066
Other current assets (capitalized fulfillment costs)	1,084	3,558
Total	15,365	30,275

As of December 31, 2024, we recorded $2.4 million (2023: $5.3 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2024, we recognized $5.3 million in revenue, which was deferred as at December 31, 2023, as the performance obligations were met. Credit loss allowance as of December 31, 2024 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2024.

8. GAIN ON SALE OF ASSETS

In September 2024, we entered into agreements to sell a Newcastlemax vessel, Golden Gayle, and a Panamax vessel, Golden Diamond, to unrelated third parties for a total gross amount of $57.5 million. Upon delivery of the vessels in November 2024 and October 2024, respectively, we recorded gains of $16.1 million from the sales.

In June 2024, we entered into an agreement to sell a Panamax vessel, Golden Ruby, to an unrelated third party for a total gross amount of $21.0 million. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million from the sale.

In December 2023, we entered into an agreement to sell a Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. Upon delivery of the vessel in February 2024, we recorded a gain of $1.1 million from the sale.

With reference to Note 10, "Operating Leases", in September 2023, we entered into an agreement to sell a Supramax vessel(1), Golden Hawk, to an unrelated third party for $21.6 million. Upon delivery of the vessel in November 2023, we recorded a gain of $5.8 million from the sale.

In September 2023, we entered into an agreement to sell a Panamax vessel, Golden Suek, to an unrelated third party for a total gross amount of $15.0 million. Upon delivery of the vessel in September 2023, we recorded a gain of $0.8 million from the sale.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for a total gross amount of $30.3 million. Upon delivery of the vessels in December 2022 and January 2023, respectively, we recorded a gains of $2.8 million and $2.6 million from the sales.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels(2), Golden Cecilie and Golden Cathrine, to an unrelated third party for a total gross amount of $63.0 million. Upon delivery of the vessels, we recorded a gain of $21.9 million from the sale in the third quarter of 2022.

In February 2022, we entered into an agreement to sell en-bloc three older Kamsarmax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for a total gross amount of $52.0 million. Upon delivery of the vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

(1) Defined, together with Ultramax vessels, as vessels carrying capacities of between 55,000 and 65,000 dwt. As of December 31, 2024, we do not own or operate any Supramax vessels.
(2) Defined as vessels carrying capacities of between 55,000 and 65,000 dwt. As of December 31, 2024, we do not own or operate any Ultramax vessels.

9. IMPAIRMENT OF VESSELS

No impairment on vessels was recorded in 2024. In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million. The vessels were delivered to their new owners in May 2023. In the first quarter of 2023, we recorded an impairment loss of $11.8 million in connection to the sale.

10. OPERATING LEASES

As of December 31, 2024, we leased in one vessel (2023: one vessel) from SFL and no vessels from unrelated third parties (2023: no vessel), classified as operating leases. Additionally, as of December 31, 2024, we had one operating lease for our office in Singapore. As of December 31, 2023, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, of which one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2024. With reference to Note 26, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease was $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments are adjusted if the actual three-month reference rate should deviate from a base reference rate of 0.233% per annum for SOFR. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $16,127 for SFL operating lease in 2024 and there was $6.4 million in profit share for all eight SFL vessels in 2024 (nil and $3.0 million in 2023 and 2022, respectively recorded as charter hire expense). Contingent or variable lease expense for the eight SFL leases was recorded in 2024 as interest expense of $2.6 million. In 2023 and 2022 we recorded the variable lease expense of $2.5 million and $0.6 million, respectively. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years and expires in 2028. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels in January 2025. Accordingly, in January 2025, we modified lease assets and liabilities to include the purchase option and adjust for the decrease in lease term. The estimated financial effect is expected to be an increase in finance lease assets and liabilities of $47.5 million, where total finance lease liabilities will be considered current.

For the Ultramax vessel, Golden Hawk, which was chartered in from an unrelated third party, the daily rate was $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess should be paid to the lessor but limited to the agreed compensation of $1.75 million. In 2021, index linked compensation of $1.75 million was paid in full. In 2021 and 2022, we extended Golden Hawk lease for approximately two years in total by using the first and second extension options in the contract. The daily rates were $13,700 and $14,200 during the first and the second extension periods, respectively. In September 2023, the Company declared an option under the time charter contract to acquire the vessel at a net purchase price of $15.3 million. Back-to-back with entering into the purchase agreement, the Company entered into the sale agreement with an unrelated third party, for a total consideration of $21.6 million. As a result of declaring the purchase option, the Company included the option price of $15.3 million into lease asset and lease liability and reclassified the lease from operating lease to finance lease. In November 2023, we paid the full purchase price to the charterer and the vessel was delivered to us and recorded as vessel and equipment. Further, in November 2023, the vessel was sold and delivered to its new owners. Upon delivery of vessel to the buyer a gain of $5.8 million from the sale was recognized.

Admiral Schmidt and Vitus Bering are 2019-built 104,550 dwt ice-class vessels, chartered in 2019 on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. In February 2022, we exercised the option to extend Admiral Schmidt and Vitus Bering contracts for one year each. In May 2022, we suspended time charter agreements with respect to Admiral Schmidt and Vitus Bering and redelivered the vessels to their owners, after understanding that those vessels were financed by owners as part of a sale-leaseback arrangement with a Russian-state owned entity. Exercise of extension options and suspension of the charter contract resulted in reassessment of the lease liability which was recorded as additions to right of use assets and right of use liabilities in the amount of $9.5 million during the first six months of 2022. As suspension agreement expired in November 2022 and vessels were not redelivered back to us, we are relieved from any duties, obligations, liabilities or commitments under the current contracts. In 2022, right of use assets, right of use liabilities and other contract related assets were written off and credited to charter hire expense in the total net positive amount of $2.0 million.

For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $8.2 million, $22.3 million and $17.3 million of the non-lease component, or service element, under ship operating expenses for 2024, 2023 and 2022, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. Lease expenses of $0.8 million, $0.6 million and $0.6 million were recorded as administrative expenses in the Consolidated Statement of Operations for 2024, 2023 and 2022, respectively.

Our right of use assets for long-term operating leases were as follows:
(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance as of December 31, 2022	10,361	3,764	1,521	15,646
Additions	-	14,549	-	14,549
Amortization	(1,820)	(2,032)	(524)	(4,376)
Impact of modification of operating leases	-	(16,281)	-	(16,281)
Balance as of December 31, 2023	8,541	-	997	9,538
Amortization	(1,825)	-	(208)	(2,033)
Impact of lease cancellation	-	-	(657)	(657)
Balance as of December 31, 2024	6,716	-	132	6,848

With reference to description above, the lease cancellation relates to our Oslo office lease being reclassified to short-term lease, resulting in a derecognition of the right of use lease asset and obligations.

With reference to description above, additions for Golden Hawk relate to declaring purchase option in the amount of $15.3 million decreased by $0.8 million as a result of reduction in charter hire period. The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In 2024, 2023 and 2022, we recorded no impairment of right of use assets for operating leases.

Our lease obligations for long-term operating leases were as follows:
(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance as of December 31, 2022	13,355	3,837	1,405	18,597
Additions	-	14,549	-	14,549
Repayments	(2,010)	(2,105)	(501)	(4,616)
Impact of modification of operating lease	-	(16,281)	-	(16,281)
Foreign exchange translation	-	-	4	4
Balance as of December 31, 2023	11,345	-	908	12,253
Repayments	(2,147)	-	(216)	(2,363)
Impact of lease cancellation	-	-	(558)	(558)
Balance as of December 31, 2024	9,198	-	134	9,332
Current portion	2,280	-	134	2,414
Non-current portion	6,918	-	-	6,918

Charter hire and office rent expense
The future minimum operating lease expense payments (including lease and non-lease components) under our non-cancelable fixed rate operating leases as of December 31, 2024 are as follows:

(in thousands of $)
2025	2,961
2026	2,809
2027	2,809
2028	1,960
Total minimum lease payments	10,539
Less: Imputed interest	(1,207)
Present value of operating lease liabilities	9,332

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2024, the future rental payments include $0.2 million (2023: $1.1 million, 2022: $1.7 million) in relation to office rent costs and $10.4 million (2023: $13.2 million, 2022: $19.9 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases reflected as charter hire expense was $22.7 million in 2024 (2023: $42.2 million, 2022: $57.2 million), which included $19.8 million for short-term leases (2023: $35.5 million, 2022: $50.1 million). Total cash paid in respect of operating leases was $23.3 million in 2024 (2023: $36.1 million, 2022: $66.7 million). The weighted average discount rate in relation to our operating leases was 6.50%, 6.50% and 5.02% for 2024, 2023 and 2022, respectively. The weighted average lease term was 3.6, 4.5 and 4.7 years in 2024, 2023 and 2022, respectively.

Rental income
As of December 31, 2024, we leased out eight vessels on fixed time charter rates (2023: nine vessels) and 27 vessels (2023: 31 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our operating leases as of December 31, 2024 are as follows:

(in thousands of $)
2025	48,281
2026	2,340
2027	-
2028	-
2029 and thereafter	-
50,621

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and as such essentially these contracts are operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of December 31, 2024, the cost and accumulated depreciation of the 35 vessels leased out to third parties, were $1,881.6 million and $463.4 million, respectively.

As of December 31, 2023, the cost and accumulated depreciation of the 40 vessels leased out to third parties, were $2,134.3 million and $475.0 million, respectively.

11. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2024, 2023 and 2022, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2024	2023	2022
Cash and cash equivalents	129,106	116,382	134,784
Short-term restricted cash	2,623	2,254	3,289
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	131,729	118,636	138,073

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt. We have covenanted to retain at least $68.5 million of cash and cash equivalents as of December 31, 2024 (as of December 31, 2023: $72.9 million and as of December 31, 2022: $61.3 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

12. MARKETABLE EQUITY SECURITIES

Our marketable securities consist of equity securities in Eneti Inc. ("Eneti"), a company engaged in marine based renewable energy. Eneti Inc. was listed on the New York Stock Exchange until December 29, 2023.

(in thousands of $)	2024	2023
Balance at start of year	-	2,187
Disposals	-	(2,474)
Unrealized gain (loss), net	-	287
Total marketable equity securities	-	-

In 2024, we received no dividends from our investment in Eneti (2023: $6.4 thousand). In December 2023, Eneti completed a merger, where each Eneti common stock with par value $0.01 per share, was converted into the right to receive $11.36755 per share in cash. As a result, investment was reclassified to other current assets as of December 31, 2023. The settlement was received in full in January 2024.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of allowance for expected credit losses.

(in thousands of $)	2024	2023	2022
Trade accounts receivable	26,362	30,231	15,397
Allowance for expected credit losses	(877)	(422)	(447)
Total trade accounts receivable, net	25,485	29,809	14,950

Movements in allowance for credit losses in the three years ended December 31, 2024 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2021	297
Additions charged to income	447
Deductions credited to trade receivables	(297)
Balance as of December 31, 2022	447
Additions charged to income	422
Deductions credited to trade receivables	(447)
Balance as of December 31, 2023	422
Additions charged to income	877
Deductions credited to trade receivables	(422)
Balance as of December 31, 2024	877

14. OTHER CURRENT ASSETS

(in thousands of $)	2024	2023
Capitalized fulfillment costs	1,390	3,558
Agent receivables	530	969
Advances	1,023	1,238
Claims receivables	9,591	8,784
Bunker receivables on time charter-out contracts	28,362	21,659
Other receivables	13,058	11,604
Total other current assets	53,954	47,812

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of December 31, 2024 and $46.3 thousands as of December 31, 2023.

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2022	3,300,778	(634,993)	2,665,785
Acquisition of vessels from H-Line	295,900	-	295,900
Purchase of Golden Hawk	15,300	-	15,300
Other additions	9,048	-	9,048
Disposals and transfer to Vessels Held for Sale*	(101,644)	30,335	(71,309)
Transfer from newbuildings	219,504	-	219,504
Transfer to Vessels Held for Sale**	(20,380)	5,894	(14,486)
Impairment	(11,780)	-	(11,780)
Depreciation	-	(120,602)	(120,602)
Balance as of December 31, 2023	3,706,726	(719,366)	2,987,360
Other additions	1,340	-	1,340
Disposals*	(78,759)	21,991	(56,768)
Transfer from newbuildings	153,837	-	153,837
Depreciation	-	(126,640)	(126,640)
Balance as of December 31, 2024	3,783,144	(824,015)	2,959,129

*this line includes vessels sold and delivered to new owners during 2024 and 2023.
**this line includes transfer to Vessels held for sale which are reflected on the balance sheet as of December 31, 2023.

As of December 31, 2024, we owned 18 Newcastlemaxes, 33 Capesizes, 28 Kamsarmaxes and 4 Panamaxes (as of December 31, 2023: 19 Newcastlemaxes, 33 Capesizes, 24 Kamsarmaxes and 7 Panamaxes).

In September 2024, we entered into agreements to sell one Newcastlemax vessel, Golden Gayle, and one Panamax vessel, Golden Diamond, to unrelated third parties for a total gross amount of $57.5 million. The vessels was delivered to its new owners in November 2024 and October 2024, respectively, upon which we recorded gains of $16.1 million from the sales.

In June 2024, we entered into an agreement to sell one Panamax vessel, Golden Ruby, to an unrelated third party for a total gross amount of $21.0 million. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million from the sale.

In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024, upon which we recorded a gain of $1.1 million from the sale.

In September 2023, we entered into an agreement to sell one Panamax vessel, Golden Suek, to an unrelated third party for a gross consideration of $15.0 million. The vessel was delivered to its new owner in September 2023, upon which we recorded a gain of $0.8 million from the sale.

With reference to Note 10 "Operating Leases" and Note 17 "Finance Leases", in September 2023, we declared the purchase option for Golden Hawk in the amount of $15.3 million. We paid the full amount in November 2023, upon which finance lease was terminated and we recorded additions to vessels and equipment. Further, we sold the vessel to a third-party buyer in November 2023 and recorded a gain of $5.8 million from the sale.

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million. We recorded an impairment loss of $11.8 million in connection with the sale.

In February 2023, we entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of December 31, 2024, all six vessels were delivered to us and full consideration was paid for these vessels.

The time charter contracts attached to the six Newcastlemax vessels delivered in the year ended December 31, 2023, were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for a total gross amount of $30.3 million. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million from the sale. Golden Ice was delivered to its new owner in December 2022, at which time we recorded a gain of $2.8 million.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for a total gross amount of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022, upon which we recorded a gain of $21.9 million from the sale.

In February 2022, we entered into an agreement to sell en-bloc three older Kamsarmax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for a total gross amount of $52.0 million. The vessels were delivered to their new owner in the second quarter of 2022 upon which we recorded a gain of $9.5 million from the sale.

With reference to Note 16, "Newbuildings", during the year ended December 31, 2024 and December 31, 2023, four and six newbuildings were delivered to us and related accumulated costs were transferred to the "Vessels and equipment, net" in the total amount of $153.8 million and $219.5 million, respectively.

In 2024, we capitalized a total of $1.3 million in relation to the completed installation of Mewis Duct and nil in relation to the installation of ballast water treatment systems ("BWTS") and scrubbers. In 2023 and 2022, we capitalized a total of $9.1 million and $6.0 million in relation to the installation of BWTS and scrubbers, respectively.

Total depreciation expense for own vessels was $126.6 million, $120.6 million and $114.9 million in 2024, 2023 and 2022, respectively. For depreciation expense for finance leases, please refer to Note 17, "Finance Leases".

16. NEWBUILDINGS

Movements in the year ended December 31, 2024, are summarized as follows:

(in thousands of $)
Balance as of December 31, 2022	91,898
Installments paid	172,892
Capitalized interest expense	5,194
Other	4,297
Transfer to vessels and equipment	(219,504)
Balance as of December 31, 2023	54,777
Installments paid	94,675
Capitalized interest expense	2,152
Other	2,233
Transfer to vessels and equipment	(153,837)
Balance as of December 31, 2024	-

In 2021 and 2022, we entered into agreements for the construction of ten high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessels. As of December 31, 2024, all ten vessels have been delivered to us, with six being delivered in 2023 and the remaining four during 2024.

In 2024, we paid installments, net of commissions, in total of $94.7 million. In 2023, we paid installments, net of commissions, of $172.9 million. In 2024 and 2023, we capitalized interest expense of $2.2 million and $5.2 million, respectively, for our ten Kamsarmax newbuildings.

As of December 31, 2024, there were no remaining newbuilding commitments.

17. FINANCE LEASES

As of December 31, 2024, we held seven vessels under finance lease (December 31, 2023: seven vessels). With reference to Note 10, ''Operating Leases'', we have leased in eight vessels from SFL, a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2024. The daily time charter rate for vessels classified as finance lease was $19,135, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $16,435 up until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for a reference rate dependent variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 10, "Operating Leases". The average daily rate was calculated to be $17,662 for finance leases in 2024 and there was $6.4 million in profit share for all eight SFL vessels in 2024 (nil and $3.0 million in 2023 and 2022, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2024 as interest expense of $2.6 million. In 2023 and 2022 we recorded the variable lease expense of $2.5 million and $0.6 million, respectively. The lease term for these vessels has been determined to be 13 years and expires in 2028. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels (including one vessel classified as an operating lease) in January 2025.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	83,589
Additions	16,281
Depreciation	(14,946)
Impairment	-
Disposal	(16,281)
Balance as of December 31, 2023	68,643
Additions	-
Depreciation	(14,987)
Impairment	-
Disposal	-
Balance as of December 31, 2024	53,656

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	105,975
Additions	16,281
Repayments	(40,568)
Foreign exchange translation	(198)
Interest expense on obligations under finance lease	6,098
Balance as of January 1, 2024	87,588
Additions	-
Repayments	(24,550)
Foreign exchange translation	-
Interest expense on obligations under finance lease	4,949
Balance as of December 31, 2024	67,987
Current portion	18,829
Non-current portion	49,158

With reference to Note 10, "Operating Leases", upon declaring the purchase option for one Supramax vessel, Golden Hawk, we included the option price into lease asset and lease liability and reclassified the lease from operating lease to finance lease in 2023. Repayments of finance leases above includes repayment of $15.3 million for Golden Hawk upon purchase of the vessel in November 2023 before the end of the lease term.

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 3.6 years as of December 31, 2024. The weighted average discount rate was 6.3% and the weighted average lease term was 4.6 years as of December 31, 2023.

The outstanding obligations under finance leases as of December 31, 2024 are payable as follows:

(in thousands of $)
2025	22,551
2026	20,617
2027	20,617
2028	12,319
Thereafter	-
Minimum lease payments	76,104
Less: imputed interest	(8,117)
Present value of obligations under finance leases	67,987

With regard to the eight SFL Capesize vessels, we have a purchase option of $112.0 million en-bloc that was, with reference to Note 29, "Subsequent Events", exercised in January 2025. Accordingly, in January 2025, we modified lease assets and liabilities to include the purchase option and adjust for the decrease in lease term. The estimated financial effect of the purchase option is expected to be an increase in finance lease assets and liabilities of $47.5 million.

18. VESSELS HELD FOR SALE

There were no vessels held for sale as of December 31, 2024. In December 2023, we entered into an agreement to sell a Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024 and was classified as held for sale as of December 31, 2023.

19. INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2024, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2024	2023
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")*	15.92%	15.92%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%

* In March 2023, our ownership in SwissMarine was diluted from 16.4% to 15.92%.

Movements in investments in associated companies for the years ended December 31, 2024 and 2023 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	TFG Marine	Other	Total
Balance as of December 31, 2022	51,437	4,212	10,211	(460)	65,400
Distributions received from associated companies	(7,803)	(6,513)	(4,865)	-	(19,181)
Loss on disposal of associated companies	(161)	-	-	-	(161)
Share of results	5,149	4,974	1,895	460	12,478
Balance as of December 31, 2023	48,622	2,673	7,241	-	58,536
Distributions received from associated companies	-	(1,411)	-	-	(1,411)
Share of results	(3,896)	708	(882)	-	(4,070)
Other	-	-	1	-	1
Balance as of December 31, 2024	44,726	1,970	6,360	-	53,056

The following tables include summarized financial information provided by the associated companies including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

As of December 31, 2024 (in thousands of $)	Swiss Marine	Other Investments	Total
Current assets	395,655	555,586	951,241
Non-current assets	707,842	18,397	726,239
Total assets	1,103,497	573,983	1,677,480

Current liabilities	685,020	507,335	1,192,355
Long-term liabilities	137,620	34	137,654
Stockholders' equity	280,857	66,615	347,472

Percentage of ownership in equity investees	15.92%	1)
Equity investment of associated companies	44,712	8,270	52,982

Consolidation and reconciling adjustments:
Other	14	60	74
Investment in equity investees	44,726	8,330	53,056

(1) As of December 31, 2024, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other Investments	Total
Current assets	480,769	791,526	1,272,295
Non-current assets	511,710	2,984	514,694
Total assets	992,479	794,510	1,786,989

Current liabilities	449,250	717,853	1,167,103
Long-term liabilities	237,793	13	237,806
Stockholders' equity	305,436	76,643	382,079

Percentage of ownership in equity investees	15.92%	2)
Equity investment of associated companies	48,625	9,804	58,429

Consolidation and reconciling adjustments:
Other	(3)	110	107
Investment in equity investees	48,622	9,914	58,536

(2) As of December 31, 2023, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2024 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	2,083,309	4,791,577	6,874,886
Total operating expense	(2,124,737)	(4,776,537)	(6,901,274)
Net operating (loss) income	(41,428)	15,040	(26,388)
Net loss	(20,322)	(6,902)	(27,224)

Percentage of ownership in investees	15.92%	3)
Equity in net loss	(3,235)	(124)	(3,359)

Consolidation and reconciling adjustments:
Other	(661)	(50)	(711)
Equity in net loss of associated companies	(3,896)	(174)	(4,070)

(3) In 2024, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	1,900,669	6,434,643	8,335,312
Total operating expense	(1,918,480)	(6,379,671)	(8,298,151)
Net operating (loss) income	(17,811)	54,972	37,161
Net income	21,655	32,439	54,094

Percentage of ownership in investees	15.92%	4)
Equity in net income	3,447	7,223	10,670

Consolidation and reconciling adjustments:
Other	1,541	105	1,646
Equity in net income of associated companies	4,988	7,328	12,316

As of December 31, 2022 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	2,568,524	7,602,558	10,171,082
Total operating expense	(2,360,220)	(7,447,540)	(9,807,760)
Net operating income	208,304	155,018	363,322
Net income	137,328	120,152	257,480

Percentage of ownership in investees	16.40%	4)
Equity in net income	22,522	19,247	41,769

Consolidation and reconciling adjustments:
Other	(979)	3	(976)
Equity in net income of associated companies	21,543	19,250	40,793

(4) In 2023 and 2022, our percentage of ownership in TFG Marine was 10.00% and in UFC 50.00%.

We have an equity investment of 15.92% in SwissMarine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in March 2022 from 17.5% to 16.4% as a result of issuance of additional shares by SwissMarine to its employees, and in March 2023 from 16.4% to 15.92%. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine, which was partially repaid by SwissMarine in 2020 and remaining balance of subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in 2022. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We also provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan was fully repaid in February 2023. The loan had a five-year term and priced with an interest rate of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $2.0 million as of December 31, 2024.

In 2024, cash dividends received from equity method investees amounted to $1.4 million (2023: $19.2 million, 2022: $16.3 million).

20. DEBT

(in thousands of $)	2024	2023
$150.0 million term loan and revolving facility	100,000	-
$180.0 million term loan	174,381	-
$360.0 million term loan and revolving facility	282,216	-
$85.0 million term loan	83,028	-
$40.0 million term loan	37,500	39,500
$80.0 million term loan	74,000	78,000
$233.0 million term loan	-	181,368
$250.0 million term loan	173,588	224,021
$275.0 million term loan and revolving facility	169,718	241,830
$175.0 million term loan and revolving facility	-	127,297
$260.0 million lease financing	219,762	232,143
$304.0 million term loan and revolving facility	-	197,926
$120.0 million term loan	-	58,588
Total U.S. dollar denominated floating rate debt	1,314,193	1,380,673
Deferred charges	(11,666)	(10,606)
Total debt	1,302,527	1,370,067
Current portion of debt	(113,848)	(109,309)
Long-term portion of debt	1,188,679	1,260,758

Movements in 2024, 2023 and 2022 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance as of December 31, 2021	1,273,723	(11,378)	1,262,345
Loan repayments	(417,217)	-	(417,217)
Loan draw downs	275,000	-	275,000
Capitalized financing fees and expenses	-	(2,890)	(2,890)
Amortization of debt issuance cost	-	3,618	3,618
Balance as of December 31, 2022	1,131,506	(10,650)	1,120,856
Loan repayments	(385,413)	-	(385,413)
Loan draw downs	634,580	-	634,580
Capitalized financing fees and expenses	-	(4,722)	(4,722)
Amortization of debt issuance cost	-	4,766	4,766
Balance as of December 31, 2023	1,380,673	(10,606)	1,370,067
Loan repayments	(741,500)	-	(741,500)
Loan draw downs	675,020	-	675,020
Capitalized financing fees and expenses	-	(6,654)	(6,654)
Amortization of debt issuance cost	-	5,594	5,594
Balance as of December 31, 2024	1,314,193	(11,666)	1,302,527

A summary of our interest bearing loans and borrowings, including lease financing, as of December 31, 2024 is as follows:

$150.0 million term loan facility
In October 2024, we entered into a $150.0 million sustainability linked term loan facility with a group of first tier European shipping banks to refinance our obligations under the $175.0 million loan facility described below. The loan facility is secured by six Newcastlemax vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 165 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from first quarter of 2025 onward, with a balloon payment of $0.9 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, we drew $100.0 million under the facility and there was an available undrawn amount of $50.0 million.

$180.0 million term loan facility
In April 2024, we signed a $180.0 million sustainability linked term loan facility to refinance six Newcastlemax vessels under the $233.0 million facility described below. The financing has a five-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 160 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from third quarter of 2024 onward, with a balloon payment of $126.6 million at maturity. During 2024, $5.6 million was repaid.

$360.0 million term loan facility
In February 2024, we signed a $360.0 million sustainability linked credit facility to refinance our obligations under the $120.0 million and $304.0 million loan facilities described below. The loan facility is secured by 19 vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 175 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from second quarter of 2024 onward, with a balloon payment of $164.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $27.8 million was repaid, which included repayment of debt in connection to the sale of Golden Diamond of $6.6 million. There was an available undrawn amount of $50.0 million.

$85.0 million lease financing
In December 2023, we signed a sale and leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight-line amortization profile of 21 years and with purchase options throughout the term and at maturity,with the purchase options being the "Net Purchase Option Price" equivalent to the amount of the outstanding capital element at the purchase option exercise date. As of December 31, 2024, all four newbuildings were delivered and we drew $85.0 million under the facility. During 2024, $2.0 million was repaid.

$40.0 million term loan facility
In July 2023, we entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. Repayments are made on a quarterly basis from fourth quarter of 2023 onward, with a balloon payment of $26.5 million at maturity. During 2024, $2.0 million was repaid and there was no available undrawn amount.

$80.0 million term loan facility
In April 2023, we signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Repayments are made on a quarterly basis from third quarter of 2023 onward, with a balloon payment of $52.0 million at maturity. During 2024, $4.0 million (2023: $2.0 million) was repaid and there was no available undrawn amount.

$250.0 million term loan facility
In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks The facility has an interest rate of SOFR plus a margin of 180 basis points and matures in January 2028 and is secured by a fleet of 16 Capesize, Kamsarmax and Panamax vessels. Repayments are made on a quarterly basis from second quarter of 2023 onward, with a balloon payment of $112.1 million at maturity. During 2024, $50.4 million (2023: $26.0 million) was repaid, which included repayment of debt in connection to the sale of Golden Bull ($7.7 million), Golden Ruby ($8.1 million) and Golden Gayle ($12.4 million). There was no available undrawn amount.

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility. The facility bears an interest of SOFR plus a margin of 190 basis points. It also includes a $50.0 million non-amortizing revolving credit tranche. All tranches under the $275.0 million term loan facility and revolving credit tranche mature in May 2027. Repayments are made on a quarterly basis from third quarter of 2022 onward, with a balloon payment of $114.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $72.1 million (2023: $22.1 million) was repaid, which included a $50 million repayment of the revolving credit tranche, leaving an available undrawn amount of $50.0 million.

$260.0 million lease financing
In August 2021, we signed a sale and leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, bears an interest of SOFR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2024, $12.4 million (2023: $12.4 million) was repaid and there was no available undrawn amount.

A summary of our interest bearing loans and borrowings, including lease financing, that has been refinanced during the year ended December 31, 2024 and 2023 is as follows:

$175.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 216 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $175.0 million loan facility and drew down on the $150.0 million loan facility described above. In total, during 2024, $127.3 million (2023: $35.1 million, including $25.0 million on the revolving credit tranche) was repaid, including $25.0 million on the revolving credit tranche, leaving an available undrawn amount of $50.0 million before the loan facility was refinanced.

$304.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 20-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 261 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $304.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $197.9 million (2023: $18.7 million) was repaid.

$120.0 million term loan facility (refinanced)
This facility had a seven-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 251 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $120.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $58.6 million (2023: $5.0 million) was repaid.

$233.0 million term loan facility (refinanced)
This facility had a two-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 190 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $233.0 million loan facility and drew down on the $180.0 million loan facility described above. In total, during 2024, $181.4 million (2023: $33.2 million) was repaid.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 130% of the loan outstanding, depending on the facility (for $150 million loan facility, the value should not fall below 135%. For $40 million loan facility, the value should not fall below 125%. For $260 million and $85 million lease financings, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $68.5 million of cash and cash equivalents as of December 31, 2024 (December 31, 2023: $72.9 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2024 and December 31, 2023, we were in compliance with our financial covenants.

On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company. All of our loan agreements contain a change of control compliance clause that prohibits any person, other than Hemen Holdings Limited (“Hemen”) and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of the Company; or (ii) the right to control the appointment of a majority of the members of the Board of Directors of the Company. The Share Purchase has resulted in a breach of change of control compliance clause described above for all our loan agreements with the total outstanding debt of $1,314.2 million as of December 31, 2024. Although we are not currently in default, our lenders may declare a default if they serve a notice of non-compliance and we fail to rectify the issue within 14 days period. As of March 20, 2025, the Company has not received any request to rectify the non-compliance. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

Additionally, CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

Deferred charges
Debt issuance costs of $11.7 million as of December 31, 2024 (2023: $10.6 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2024 is repayable as follows:

(in thousands of $)
2025	113,848
2026	113,848
2027	217,223
2028	353,627
2029	371,360
Thereafter	144,287
Total U.S. dollar denominated floating rate debt	1,314,193
Deferred charges	(11,666)
Total debt	1,302,527

Assets pledged
As of December 31, 2024, 83 vessels (2023: 83 vessels) with an aggregate carrying value of $2,959.1 million (2023: $2,987.4 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related to our floating rate debt (margin excluding SOFR) as of December 31, 2024 and 2023 was 1.80% and 2.05%, respectively.

21. ACCRUED EXPENSES

(in thousands of $)	2024	2023
Voyage expenses	7,814	14,427
Ship operating expenses	37,967	17,997
Administrative expenses	4,023	4,009
Tax expenses	626	518
Interest expenses	10,078	9,090
Total accrued expenses	60,508	46,041

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2024	2023
Deferred charter revenue	15,691	22,840
Payroll and employee tax	555	680
Bunker obligations on time charter out contracts	2,227	3,733
Other current liabilities	2,821	6
Total other current liabilities	21,294	27,259

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2024	2023
Interest rate swaps	27,261	27,930
Foreign currency swaps	-	-
Bunker derivatives	33	140
Forward freight agreements	-	-
Asset Derivatives - Fair Value	27,294	28,070

(in thousands of $)	2024	2023
Interest rate swaps	-	-
Foreign currency swaps	74	2
Bunker derivatives	-	170
Forward freight agreements	-	-
Liability Derivatives - Fair Value	74	172

During 2024, 2023 and 2022, the following were recognized and presented under "Gain on derivatives" in the consolidated statement of comprehensive income:

(in thousands of $)		2024	2023	2022
Interest rate swaps	Interest income (expense)	15,481	15,710	(466)
	Unrealized fair value gain (loss)	(664)	(4,929)	40,614
Foreign currency swaps	Realized gain (loss)	(188)	124	(194)
	Unrealized fair value gain (loss)	-	-	113
Forward freight agreements	Realized gain (loss)	270	(1,137)	(579)
	Options	-	-	-
Bunker derivatives	Realized gain (loss)	167	710	1,518
	Unrealized fair value gain (loss)	146	893	(1,038)
		15,212	11,371	39,968

24. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2024	2023	2022
300 million common shares with $0.05 par value	15,000	15,000	15,000

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2024	2023	2022
Issued shares: Balance at start of year	201,190,621	201,190,621	201,190,621
Shares issued	-	-	-
Settlement of options	-	-	-
Issued shares: Balance at the end of year	201,190,621	201,190,621	201,190,621

Outstanding number of shares: Balance at start of year	199,628,293	200,485,621	200,435,621
Shares issued	-	-	-
Repurchases of shares	(625,000)	(1,107,328)	(400,000)
Distribution of treasury shares	400,000	250,000	450,000
Outstanding number of shares: Balance at end of year	199,403,293	199,628,293	200,485,621

In 2024, 2023 and 2022, we acquired an aggregate of 625,000, 1,107,328 and 400,000, respectively, of our own shares, in open market transactions under our 2022 share buy-back program. In 2024, 2023 and 2022, the shares were acquired on the OSE and on NASDAQ at an aggregate purchase price of $5.7 million, $8.4 million and $3.3 million, respectively. As of December 31, 2024, the Company held 1,787,328 treasury shares out of which 1,732,328 were repurchased under the 2022 share buy-back program and 55,000 were repurchased under the 2019 share buy-back program (December 31, 2023: 1,562,328 treasury shares, December 31, 2022: 705,000 treasury shares).

In 2024, 2023 and 2022, 400,000, 250,000 and 450,000 share options held by the management were exercised, respectively. We settled the options by distributing the same amount of treasury shares acquired as part of 2022 and 2019 share buy-back programs and recorded a loss of $2.4 million, $1.2 million and $1.7 million in the equity statement.

In 2024, 2023 and 2022, we paid $239.9 million, $100.0 million and $471.7 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $1.20, $0.50 and $2.35. Refer to Note 29, "Subsequent Events", for any subsequent dividend declarations.

As of December 31, 2024, 199,403,293 common shares were outstanding (December 31, 2023: 199,628,293 common shares, December 31, 2022: 200,485,621 common shares), which includes an adjustment for treasury shares in 2024, 2023 and 2022 of 1,787,328, 1,562,328 and 705,000, respectively.

25. SHARE OPTIONS

2016 Share Option Plan:
In November 2016, the Board approved the adoption of the 2016 Plan. The 2016 Plan permits share options to be granted to directors, officers and employees (the "Option holders"), of the Company and its subsidiaries. The plan has a 10-year term effective November 2016. The share options entitle the Option holders to subscribe for common shares at a price per share equal to the exercise price as determined by the Board on the date the share options are granted. The share options have no voting or other shareholder rights.

In 2020, in accordance with the terms of the 2016 Plan, 550,000, 275,000 and 275,000 share options were granted to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer of Golden Ocean Management AS, respectively. The share options have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award was estimated to be $0.8 million, $0.4 million and $0.4 million, respectively. All outstanding share options granted in 2020 were exercised in 2024.

	Number of options
	Management	Total	Weighted Average Exercise Price	1)	Weighted Average Grant date Fair Value
Total Outstanding as of December 31, 2022	650,000	650,000	$6.27		$1.28
Granted during 2023	-	-	-		-
Exercised during 2023	250,000	250,000	$6.70	2)	$1.29
Forfeited during 2023	-	-	-		-
Exercisable as of December 31, 2023	400,000	400,000	$5.63	2)	$1.20
Outstanding as of December 31, 2023 - Unvested	-	-	-		-
Total Outstanding as of December 31, 2023	400,000	400,000	$5.63		$1.20
Granted during 2024	-	-	-		-
Exercised during 2024	400,000	400,000	$5.86	2)	$1.08
Forfeited during 2024	-	-	-		-
Exercisable as of December 31, 2024	-	-	-		-
Outstanding as of December 31, 2024 - Unvested	-	-	-		-
Total Outstanding as of December 31, 2024	-	-	-		-
1) not adjusted for dividends. For all share options granted the share options exercise price is adjustable for distribution of dividend before the share options are exercised.
2) Accumulated dividends as of exercise date during 2023, as of December 31, 2023 and as of exercise date during 2024 are approximately $4.40, $4.80 and $5.10 per share, respectively.

As of December 31, 2024 and 2023, outstanding vested options amounted to nil and 400,000, respectively.

The following table summarizes certain information about the options outstanding as of December 31, 2024 and 2023:

	Options Outstanding and Unvested, December 31, 2024			Options Outstanding and Exercisable, December 31, 2024
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
$0.00	-	$0.00	0	-	$0.00		0

	Options Outstanding and Unvested, December 31, 2023			Options Outstanding and Exercisable, December 31, 2023
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
$5.63	-	$0.00	0	400,000	$5.63	1)	1.79
1) Accumulated dividends as of December 31, 2023 are approximately $4.80 per share.

For the year ended December 31, 2024 and 2023 the share based compensation was nil and $0.3 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2024 and 2023, we settled the exercise of 400,000 and 250,000 share options, respectively, by distributing the same amount of treasury shares.

As of December 31, 2024 and 2023, the estimated cost relating to non-vested share options not yet recognized was nil and nil respectively.

26. RELATED PARTY TRANSACTIONS

We transacted business with the following related parties, consisting of companies in which Hemen, our largest shareholder prior to the closing of the Share Purchase on March 12, 2025, and companies associated with Hemen have a significant interest: Frontline plc and its subsidiaries (referred to as "Frontline"), SFL, Seatankers Management Co. Ltd and companies related to it (referred to as "Seatankers") and Front Ocean Management ("Front Ocean"). We also transacted business with our associated companies. With reference to Note 29, "Subsequent Events", as of March 12, 2025, Hemen ceased to hold any of our common shares of the Company.

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information related to these contracts. With reference to Note 29, "Subsequent Events", we exercised the purchase option in January 2025.

Seatankers
During the twelve months ended December 31, 2024, we have been the commercial manager of 10 (2023: 10) dry bulk vessels owned and operated by Seatankers, with the number reduced to nine in March 2024. Pursuant to the management agreements, we receive $125 (2023: $125, 2022: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short-term time charters.

United Freight Carriers
With reference to Note 19, "Investments in Associated Companies", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 19, "Investments in Associated Companies", in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, for which remaining balance of $5.35 million was fully repaid by SwissMarine in 2022 and there is no outstanding balance as of December 31, 2024.

In addition, we have entered into several charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $0.9 million in the year ended December 31, 2024 (December 31, 2023: total time charter and voyage charter revenues of $3.9 million).

TFG Marine
With reference to Note 19, "Investments in Associated Companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan had a five-year term and bears interest of LIBOR plus a margin of 7%. In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $134.7 million to TFG Marine in relation to bunker procurement in 2024 (2023: $159.8 million) and $3.1 million remains due as of December 31, 2024 (December 31, 2023: $8.5 million).

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply agreement with TFG Marine from $20.0 million to $30.0 million. As of December 31, 2024, there are no exposures under this guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2024.

Management Agreements
Technical Supervision Services
Up until January 1, 2024, we received technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management received an annual management fee of $25,170 in 2023. From 2024, technical supervision is performed by Golden Ocean's in-house technical team, with the exception of newbuilding supervision services, which have been performed by Frontline Management.

Other Management Services
We aim to operate efficiently through utilizing Front Ocean or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. We receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts charged by related parties in 2024, 2023 and 2022 is as follows:

(in thousands of $)	2024	2023	2022
Frontline	2,028	4,206	3,902
SFL	35,753	29,773	30,914
Seatankers	-	2,686	8,756
CCL	-	-	395
Front Ocean Management AS	2,466	2,001	1,781
	40,247	38,666	45,748

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, interest costs and technical supervision fees.

A summary of net amounts charged to related parties in 2024, 2023 and 2022 is as follows:

(in thousands of $)	2024	2023	2022
SFL	-	70	96
Seatankers	709	456	486
SwissMarine	855	3,940	2,033
UFC	498	900	-
	2,062	5,366	2,615

Net amounts charged to related parties mainly comprise commercial management, general management fees and charter revenues.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2024	2023	2022
Time charter and voyage charter revenues	855	3,940	2,033
Other revenues	709	526	582
Other operating income (expenses)	-	-	(413)
Ship operating expenses1	(475)	(3,184)	(4,916)
Charter hire expenses2	(35,713)	(31,484)	(37,328)
Administrative expenses	(3,093)	(2,611)	(2,636)
	(37,717)	(32,813)	(42,678)

(1) Excluding newbuildings supervision fee of $1.0 million and $1.4 million for the years ended December 31, 2024, and December 31, 2023, respectively, which were capitalized as part of newbuildings
(2) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Frontline	1,783	3,145
UFC	157	-
Seatankers	213	528
SFL	-	82
Credit loss allowance	(21)	(21)
	2,132	3,734

A summary of short-term balances owed to related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
TFG Marine	3,109	8,479
Seatankers	13	-
Other	109	678
	3,231	9,157

As of December 31, 2024 and December 31, 2023, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information.

We have periodically issued share options as disclosed in Note 25, "Share Options", of these consolidated financial statements.

27. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2024, we have interest rate swaps whereby the floating rate (3-months SOFR) on a notional principal amount of $550 million (December 31, 2023: $650 million) are swapped to fixed rate. Credit risk exists to the extent that the counterparties are unable to perform under the swap contracts but this risk is considered remote as the counterparties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as of December 31, 2024 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.58%
Receiving floating, pay fixed	100,000	October 2019 1)	October 2025	2.51%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.94%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.74%
Receiving floating, pay fixed	50,000	April 2022	December 2030	2.53%
Receiving floating, pay fixed	50,000	July 2022	September 2030	1.77%
Receiving floating, pay fixed	50,000	January 2023	March 2030	3.07%
Receiving floating, pay fixed	50,000	January 2023 2)	January 2030	2.55%
Receiving floating, pay fixed	50,000	March 2023 2)	January 2030	2.64%
	550,000

1) On June 30, 2023, our interest rate swap derivative contracts with LIBOR reference rate transitioned to SOFR reference rate in accordance with Interbank Offered Rate ("IBOR") fallback protocol, as published by International Swaps and Derivatives Association (ISDA) Inc and adheared by us in April 2023. As a result, the floating rate transitioned from LIBOR to SOFR and the fixed rate decreased based on the Credit Adjustment Spread ("CAS") of 26.1 basis points.
2) Forward-looking swaps: first payment date for the $50 million 2.55% interest rate swap (SOFR) and $50 million 2.64% interest rate swap is October 2025.

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of December 31, 2024, we had long positions through FFA of net 495 days with maturity in 2025.
Bunker derivatives
We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of December 31, 2024, we had no outstanding bunker swap agreements. As of December 31, 2023, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of December 31, 2024, we had contracts to swap USD to NOK for a notional amount of $1.8 million. As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million.

Fair values
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments as of December 31, 2024 and December 31, 2023 are as follows:

		2024	2024	2023	2023
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	129,106	129,106	116,382	116,382
Restricted cash	1	2,623	2,623	2,254	2,254
Derivative assets	2	27,294	27,294	28,070	28,070
Liabilities
Long-term debt - floating	2	1,314,193	1,314,193	1,380,673	1,380,673
Derivative liabilities	2	74	74	172	172

There have been no transfers between different levels in the fair value hierarchy in 2024 and 2023.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•	Restricted cash and investments - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•	Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2024, the value of Golden Gayle and Golden Diamond, one Newcastlemax vessel and one Panamax vessel, with sales entered into with unrelated third parties in September 2024, was measured at fair value. The fair value were based on level three inputs and the expected market value based on sales agreement. Upon delivery of the vessels in November 2024 and October 2024, we recorded a gain of $16.1 million.

During the year ended December 31, 2024, the value of Golden Ruby, a Panamax vessel, with sales entered into with an unrelated party in June 2024, was measured at fair value. The fair value were based on level three inputs and the expected market value based on sales agreement. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million.

During the year ended December 31, 2024, the value of Golden Bull, a Panamax vessel, with sales entered into with an unrelated party in December 2023, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreement. Upon delivery of the vessel in February 2024, we recorded a gain of $1.1 million.

During the year ended December 31, 2023, with reference to Note 15 "Vessels and Equipment, net", we took delivery of six Newcastlemax vessels from H-Line and recorded the cost of vessels acquired amounting to $291.0 million based on the fair value of the total consideration paid.

During the year ended December 31, 2023, fair value of favorable time charter contracts acquired as part of the acquisition of Newcastlemax vessels, was measured at fair value upon delivery of vessels. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date. The time charter contracts were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

During the year ended December 31, 2023, the value of Golden Suek and Golden Hawk, one Panamax and one Supramax vessel, with sales entered into with unrelated third parties in August 2023 and September 2023, was measured at fair value. The fair value were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Suek and Golden Hawk in September 2023 and November 2023, we recorded a gain of $0.8 million and $5.8 million, respectively.

During the year ended December 31, 2023, the value of Golden Strength, Golden Feng and Golden Shui, one Panamax vessel and two Capesize vessels, with sales entered into with unrelated third parties in November 2022 and March 2023, was measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million, and upon delivery of Golden Feng and Golden Shui in May 2023, we recorded an impairment loss of $11.8 million in connection with the sale.

During the year ended December 31, 2022, the value of Golden Ice, Golden Cecilie, Golden Cathrine, Golden Empress, Golden Enterprise and Golden Endeavour, two Ultramax vessels, three Kamsarmax vessels and one Panamax vessel sold to unrelated third parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Ice in December 2022, we recorded a gain of $2.8 million. Golden Cecilie and Golden Cathrine was delivered to its new owner in the third quarter of 2022, at which time we recorded a gain of $21.9 million. Golden Empress, Golden Enterprise and Golden Endeavour was delivered to its new owner in the second quarter of 2022, at which time we recorded a gain of $9.5 million.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB, DNB and Danske Bank. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

28. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

As of December 31, 2024, we have seven vessels held under finance lease and one vessel held under operating lease. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels in January 2025.

As of December 31, 2024, we had firm commitments totaling $7.8 million related to estimated yard bills for drydocking of our vessels.

With reference to Note 19, "Investments in Associated Companies", we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under the bunker supply arrangement with TFG Marine from $20 million to $30 million. As of December 31, 2024, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2024.

29. SUBSEQUENT EVENTS

The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025 and is expected to be partly financed by a $90 million credit facility, which is credit approved by the lender but subject to the negotiation and execution of customary documentation including updating change of control clauses due to Share Purchase described above. The two-year facility is non-amortizing and revolving, with an interest of SOFR plus a margin of 145 basis points per annum.

On February 26, 2025, we announced a cash dividend of $0.15 per share in respect of the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company's shares through Euronext VPS may receive this cash dividend later on or about March 24, 2025.

On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company.

CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.